UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 24 July 2026, London UK

Admission to trading

In conformity with PRM 1.6.4R, GSK plc notifies the market that ordinary shares of 31¼ pence each ('Ordinary Shares') have been admitted to trading as set out in the table below. The Ordinary Shares have been admitted to trading under existing block listing admissions of Ordinary Shares in connection with the "GlaxoSmithKline plc Share Save Plan 2022".

1a	Issuer name	GSK plc
1b	Issuer LEI	5493000HZTVUYLO1D793
2	Regulated market on which the securities have been admitted to trading	London Stock Exchange - Main Market
3	Name, type and ISIN of the securities	Ordinary Shares of 31¼ pence each ISIN: GB00BN7SWP63
4	Number of further securities admitted to trading covered by this notification	70,759
5	Total number of securities admitted to trading following admission	4,316,292,310
6	Fungibility	Fully fungible with existing Ordinary Shares
7	Date range covered by the notification	29 May 2026 - 24 July 2026
8	Prospectus information	N/A

V A Whyte
Company Secretary

24 July 2026

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

Registered in England & Wales:

No. 3888792

Registered Office:

79 New Oxford Street

London

WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 24, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc